Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: February 4, 2021

Daniel Barel on TD Ameritrade – Interview Transcript

February 3, 2021

Oliver Renick, TD Ameritrade

This morning REE Automotive announced a merger with a SPAC, 10X Capital Venture Acquisition ticker VCVC. For more on the merger, what exactly the company does, let’s bring in REE Automotive Chief Executive Officer Daniel Barel. Daniel thanks for being here with us this afternoon on a busy day for you guys.

Daniel Barel, CEO of REE Automotive

Thank you for having me here, it’s a pleasure to meet you.

Oliver Renick, TD Ameritrade

So walk me through what you guys do. We’ve heard a lot about automotive plays going public through SPACs, but when I go to your site. I’m not sure I know what I’m looking at.

Daniel Barel, CEO of REE Automotive

Yeah, I think that’s because we’re disrupting a century old industry and technology with something that is unique and new. I mean, when you look at what we do, is we create very very modular and efficient electric vehicles, and the way we do it is that we created something that is called the corner. The corner is basically everything you have under the hood of your car and under your truck, everything that makes the car go, right like, everything under the hood of the car, but we’ve taken it from there and put it in the corners, very close to the wheel arch.

Now why we did that, the reason we did it is because that allows us modularity - it allows us to change the dimension of that vehicle, the length, the width, the height, as we see fit, which is something that almost nobody in the industry can do today. In addition to that, it makes us very, very agnostic to power source. We can run it both on either fuel cells or batteries and like you see right on the videos, it can even be autonomous, of course and even driven.

Oliver Renick, TD Ameritrade

So, right now, you make a – it’s like a chassis, almost you’ve changed the technology behind – correct me if I’m wrong – is it turning, the ability to turn, in the way wheels operate, they can function within a smaller amount of space? Because it looks like most of the vehicles that are using this technology are pretty small, they seem compact right now.

Daniel Barel, CEO of REE Automotive

Correct, because even if you look at a skateboard chassis today from traditional EV players, the front and the rear are packed with everything that makes the car goright - the motor, the drivetrain, the suspension, we basically took it away from that so it allows us to make our footprint much lower. But the center of gravity, the height of the car is lower. So it basically allows us not only to have a smaller footprint, but to pack far more.

And this is super important especially when you look at our main markets which are the commercial market and then mobility-as-a-service, because it allows us to pack 20-30% more load on every, on the same footprint. So think about companies like Amazon, FedEx, UPS being able to carry 20-30% more packages on the same vehicle, it can actually either deliver more or, for example, instead of sending three trucks they can send two.

Oliver Renick, TD Ameritrade

So now, Daniel, do you sell then this base that other manufacturers build a vehicle on top of? Do you partner with the vehicle makers and sell it together? Walk me through how you make money right now.

Daniel Barel, CEO of REE Automotive

So, the way we are built, we are the only horizontally integrated player on the market, meaning we are providing OEMs, mobility players, logistic companies, tech companies, robotic companies, with our platforms. Right that platform, they can build anything they want on top of it, they can have whatever differentiation they want on the top. You can look at it similar to, I don’t know, maybe, Intel is a good example right – Intel has a few families of processers, right, the energy efficient one would go into a laptop, the more powerful one to a desktop and the superfast one to data centers. So we have different kinds of corners, those that we’ve created, that technology by wire, and those different kinds of corners allow us to create different kind of platforms and capabilities. And that basically allows all the other parties on the market to go faster to the market and at a fraction of the costs. So we’re not competing with them, we’re literally completing them.

Oliver Renick, TD Ameritrade

Okay, so, right now, who do you have relationships with? Are we going to know these businesses? I mean I imagine they’re not really traditional automakers like sedans and trucks, I mean this is more as you mentioned commercial. This is going to be delivery vehicles, walk me through who your partners are and, and where we’re going to actually see these things on the road?

Daniel Barel, CEO of REE Automotive

Our partners are the people and companies that are in the commercial vehicle side, or mobility as a service, so companies that deliver products like e-commerce, fleets, operators etc., and those that transport people. So you’ll see our first products, actually in the, the first market we’re going to hit is the US, and you’re going to see them actually in commercial vehicles and working vans, delivery vans, everything from the class 1 – the small vehicles all the way to class 6 which is the big FedEx, UPS trucks, working trucks.

Oliver Renick, TD Ameritrade

Now, are they all electric or is that up to the manufacturer of the vehicle. Are these all going to be EVs, are they autonomous, you know, capable?

Daniel Barel, CEO of REE Automotive

Yeah so, we are basically future proof. It can be whatever they want, right, because we’re agnostic to the power source and we’re agnostic to the driver, so that you can naturally it’s electric, but it can be either battery powered or fuel cell powered because we believe the future will hold both, we’re not taking a bet on either. And it can be, because it’s all by wire, right, there’s no mechanical connection between either the steering wheel to the corners and between the corners themselves, so the corners basically are agnostic to whether it’s a human driving them or an AI.

Oliver Renick, TD Ameritrade

What’s interesting Daniel right now is it seems like there is a conclusion being made that the future will be driven literally by this technology that is either autonomous, electric, it’s gonna be very different than we know in the past, but it seems like apart from some of the main EV players that are making standard cars like Tesla and GM and the others, is that a lot of other smart people have pieces of these vehicles they want to put together. You offer what seems to be a very cool piece of that vehicle. But is there a risk that there’s a company that can do all this on its own? And that’s where I think it’s important for investors to know what kind of contract commitments that you have for buying your parts right now. Can you explain what those are and how much certainty you have for cash flow going forward?

Daniel Barel, CEO of REE Automotive

Sure. So yeah, you’re absolutely right. The automotive is shifting right, it’s a tectonic shift what we see now, and we see major OEMs actually shifting from building the vehicles to more, I would say, power, and connectivity and of course autonomous drive.

But as opposed to all the other players we provide a full system, a system that allows us, basically to answer the five fundamental questions in automotive, which is the size of the vehicle, the weight of the vehicle, the range, power, and ability to maneuver, all those are packed within our platforms and corners. So that’s the most fundamental part of those vehicles, everything is built on top of them. You can change the top very easily, but changing the platform is very complicated and this is what we provide as a full product, a full service.

Now, we’ve been busy for the past eight years building – not only, you know, if we want to build something which is a cornerstone, to build something that you know the future will be built upon for the next century – is you have not only to build a very advanced and cool technology, you actually have to build a business model right and a way to execute it. So, our business model is again, this is completing not competing with other companies, and we’ve already secured a few MOUs and contracts that we’ve announced today with the, with the merger earlier today, which is a community of about, between today through to 2026 to $19.1 billion, out of which 27% is signed MOUs. So that’s about $5.1 billion, which is signed MOUs today.

So we see tremendous interest from the market on our ability to deliver, and delivering is the most important part, so we created a very unique network of tier 1s that are working exclusively with us in bringing this to the market, so they supply us with the subcomponents, and we do all of our integration ourselves at the point of sale.

Oliver Renick, TD Ameritrade

So just to remind that number there, you said roughly about $5.1 billion of that, of the forward deal is basically being committed, right I think that’s the number I heard there, that’s signed and committal for revenue.

Daniel Barel, CEO of REE Automotive

Yeah, these are signed MOUs and indications, yes.

Oliver Renick, TD Ameritrade

Okay Daniel, really interesting stuff, looking forward to continuing the talk with you guys, best of luck and congrats on the SPAC.

Daniel Barel, CEO of REE Automotive

Thank you so much.

Oliver Renick, TD Ameritrade

Thanks a lot. Daniel Barel, CEO of REE Automotive.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 24, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X SPAC.

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